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                    F O R . I M M E D I A T E . R E L E A S E

       UTStarcom's World-Leading SoftSwitch to Use Spectrum's aXs Modules

Burnaby, B.C., Canada - December 9, 2002 - Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY), a leading provider of high performance wireless signal processing and packet-voice solutions, today announced that UTStarcom Inc. will deploy Spectrum's aXs.620 module in its mSwitch(TM)SoftSwitch equipment. The aXs.620 has been shipping to UTStarcom for this application since the second quarter of 2002. This is Spectrum's third design win announced with UTStarcom, underscoring the solid partnership between the two companies.

UTStarcom's mSwitch SoftSwitches accounted for 51 percent of the worldwide softswitch market port capacity in the second quarter of 2002, according to a recent report from market research firm Infonetics Research. The mSwitch SoftSwitch allows service providers to build carrier-grade telecom networks based on unified IP packet switching and routing, and which connect to the traditional PSTN phone network.

Spectrum's aXs.620 module will be used in the mSwitch product line to provide the fundamental media gateway handling of voice calls - converting and processing voice traffic between IP-based networks and TDM-based networks such as the PSTN. This processing includes voice compression, echo cancellation, fax relay, packetization, and other advanced voice services. The aXs.620 subsystems have undergone months of performance, quality, and reliability testing by UTStarcom. UTStarcom has also greatly reduced its integration time by taking advantage of Spectrum's Open-aXs(TM) software.

"Spectrum's aXs products are right in UTStarcom's sweet spot. Our flexible aXs.620 modules are reprogrammed by Spectrum to address various applications, offering a common hardware and software interface for UTStarcom to use in a variety of its products," stated Pascal Spothelfer, President and CEO of Spectrum. "We expect aXs products to be deployed in UTStarcom products around the world, and we are looking forward to a long-term working relationship with UTStarcom, a clear leader in communication network equipment."

This UTStarcom win meets Spectrum's 2002 design win milestone criteria of US $3 million in projected revenue within two years of receipt of the first purchase order.

ABOUT UTSTARCOM INC.
UTStarcom designs, manufactures, sells and installs an integrated suite of future-ready access network and next-generation switching solutions. The Company enables wireless and wireline operators in fast-growth markets worldwide to offer voice, data, and Internet access services rapidly and cost-effectively by utilizing existing infrastructure. UTStarcom's products provide a seamless migration from wireline to wireless, from narrowband to broadband, and from circuit- to packet-based networks by employing "Next Generation Network Technology. Now." The Company's customers are public telecommunications service providers that operate wireless and wireline voice and data networks in rapidly growing communications markets around the world. The Company manufactures the majority of its products at two ISO9002 certified facilities located in China, and maintains sales and customer support sites throughout Mainland China and in Iselin, NJ; Alameda, CA; Miami, FL; Taipei, Taiwan; Tokyo, Japan, Hong Kong; Tel Aviv, Israel; and New Delhi, India. UTStarcom was founded in 1991 and is headquartered in Alameda,

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California.  The company is traded on the NASDAQ exchange under the symbol UTSI.
For  more  information   about  UTStarcom,   visit  the  Company's   website  at
http://www.utstar.com.

ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing designs, develops and markets high performance wireless signal processing and packet-voice processing subsystems for use in communications infrastructure equipment. Spectrum's optimized hardware, software and chip technology work together to collect, compress and convert voice and data signals. Leveraging its 15 years of design expertise, Spectrum provides its customers with faster time to market and lower costs by delivering highly flexible, reliable and high-density solutions. Spectrum subsystems are targeted for use in government communications systems, satellite hubs and cellular base stations, media gateways and next-generation voice and data switches. More information on Spectrum and its aXs and flexComm product lines is available at www.spectrumsignal.com


This news release contains forward-looking statements related to the marketing of the Spectrum Signal Processing Inc. aXs product line. Although Spectrum has received an order for shipping aXs product to UTStarcom, development delays and customer issues could delay further shipments. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum's new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company's judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future.

(TM)aXs and Open-aXs are trademarks of Spectrum Signal Processing Inc.
(TM)mSwitch is a trademark of UTStarcom Inc.


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Spectrum Contacts:

Business and Trade Media:
Liza Aboud
Phone: 604-421-5422 ext. 152
E-mail:  liza_aboud@spectrumsignal.com

Investor Relations:
Brent Flichel
Phone: 604-421-5422 ext. 247
E-mail: brent_flichel@spectrumsignal.com


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